Exhibit 11.1

COMPUTATION OF LOSS PER SHARE

(Amounts in thousands except per share amounts)

Basic loss per common share for the fiscal years ended December 31, 2003, 2002 and 2001 are as follows:

	Years ended December 31,
	2003	2002	2001
Net loss	$(38,580)	$(165,224)	$(79,426)

Weighted average common shares outstanding	90,406	90,037	86,904
Basic loss per common share	$(0.43)	$(1.84)	$(0.91)

Diluted loss per common share for the fiscal years ended December 31, 2003, 2002 and 2001 are as follows:

	Years ended December 31,
	2003	2002	2001
Net loss	$(38,580)	$(165,224)	$(79,426)

Weighted average common shares outstanding	90,406	90,037	86,904
Dilutive securities(1)(2)	—	—	—
Diluted average common shares outstanding	90,406	90,037	86,904

Diluted loss per common share(1)(2)	(0.43)	$(1.84)	$(0.91)

(1)	For purposes of calculating the dilutive loss per common share for the fiscal years ended December 31, 2003, 2002 and 2001, the assumed exercise of dilutive securities (in-the-money stock options) is not taken into consideration, as its effect is anti-dilutive. Had these been exercised, 1.7 million, 0.4 million and 4.3 million additional shares of common stock would have been assumed outstanding for each of the years in the fiscal years ended December 31, 2003, 2002 and 2001, respectively.
(2)	For purposes of calculating the dilutive loss per common share for the fiscal years ended December 31, 2003, 2002 and 2001, the assumed conversion of 4.50% Convertible Notes due 2005 and 5.45% Convertible Plus Cash Notes due 2007 is not taken into consideration as their effect is anti-dilutive. Had the 4.50% Convertible Notes due 2005 and 5.45% Convertible Plus Cash Notes due 2007 been converted, 22.9 million, 2.4 million and 5.1 million additional shares of common stock would have been assumed outstanding for each of the years in the fiscal years ended December 31, 2003, 2002 and 2001, respectively.